

Mail Stop 3233

July 11, 2018

Via E-mail
Daniel Schaeffer
Chief Executive Officer
Cottonwood Multifamily REIT II, Inc.
6340 South 3000 East
Salt Lake City, Utah 84121

> **Re:** **Cottonwood Multifamily REIT II, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed July 5, 2018**
> **File No. 024-10615**

Dear Mr. Schaeffer:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your disclosure on page 72 that as of June 29, 2018, you have raised $44.8 million in this offering and that you are also seeking to qualify an additional $50 million in this post-qualification amendment. Please reduce the amount that you are seeking to qualify by the aggregate amount sold in the prior 12 month period. Refer to Rule 251(a) of Regulation A and Instruction 1 to Form 1-A for guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities